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CARDIOME ANNOUNCES LICENSING AGREEMENT FOR XYDALBA™ (DALBAVANCIN HYDROCHLORIDE) TO SUPPORT PLANNED COMMERCIALIZATION IN ISRAEL

Vancouver, Canada, June 21, 2017 – Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM) today announced that its affiliate has signed an exclusive license and distribution agreement with Tzamal Medical Ltd. ("Tzamal") that will advance XYDALBA™ toward commercialization in Israel. As part of the agreement, Tzamal will be responsible for obtaining regulatory and pricing approvals for XYDALBA™ from Israel's Ministry of Health. Cardiome will receive an upfront payment, as well as additional payments, based upon commercial achievements and sales of XYDALBA™. Additional terms were not disclosed.

"Tzamal is a proven leader at providing Israel's hospitals with high-quality medications across a number of therapeutic areas including anti-infectives," said Hugues Sachot, Cardiome's Chief Commercial Officer. "Cardiome recently announced its launch of XYDALBA™ in the major markets of the U.K., France and Germany, and extending the availability of XYDALBA™ to Israel is a logical step in commercializing this important medicine across the territories we cover."

"Based on the high-quality registration file of XYDALBA™, we expect to complete a timely registration and launch within the next 12 to 18 months, and we are confident that the product's unique benefits will position it as a first-choice treatment for its approved indications and the important underserved market segment it targets," said Edi Steinberg, General Manager of Tzamal Bio Pharma Ltd.

XYDALBA™ was approved by the European Medicines Agency (EMA) on February 19, 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (ABSSSIs) in adults and by the U.S. Food and Drug Administration (FDA) on May 23, 2014 for the treatment of adult patients with ABSSSI caused by susceptible Gram-positive bacteria, including MRSA. Dalbavancin is commercialized under the trade name DALVANCE® in the U.S. and XYDALBA™ in certain countries outside the U.S.

About XYDALBA™

XYDALBA™ for infusion is a second generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. XYDALBA™ is the first and only 30-minute, one-dose treatment option for acute bacterial skin and skin structure infections (ABSSSI) that delivers a full course of IV therapy. XYDALBA™ can be administered as either one 1500 mg dose or as a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. XYDALBA™ demonstrates bactericidal activity *in vitro* against a range of Gram-positive bacteria, such as *Staphylococcus aureus* (including methicillin-resistant, also known as MRSA, strains) and *Streptococcus pyogenes*, as well as certain other streptococcal species.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIB/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing or future products; competition; existing

governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities. These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed May 15, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Justin Renz
Cardiome Investor Relations
(604) 677-6905 ext. 128 or Toll Free: 1-800-330-9928
Email: jrenz@cardiome.com